EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces California Pacific Electric Company Private Placement Debt Financing

OAKVILLE, ON, Dec. 7 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the private placement debt financing commitment for the acquisition of the California-based electricity distribution and related generation assets (the “California Utility”) of NV Energy, Inc. by California Pacific Electric Company (“CalPECo”), a 50-50 joint venture between APUC and Emera Inc. (“Emera”) (TSX: EMA and EMA.PR.A), originally announced on April 23, 2009. The private placement is a $70 million senior unsecured private placement with US institutional investors. The notes are fixed rate and split into two tranches, $45 million of 10-year 5.19% notes and $25 million of 5.59% 15-year notes. CalPECo will apply proceeds of the transaction to fund a portion of the acquisition of the California Utility which is expected to close at the end of the year. UBS Securities LLC acted as Lead Bookrunner on the transaction.

“The private placement debt financing completes the financing plan for the CalPECo acquisition and demonstrates the receptiveness of the debt capital markets for our strategy of acquiring quality regulated utilities”, commented Ian Robertson, Chief Executive Officer. “Looking forward, we continue to focus on building scale and enhancing our geographic presence in the regulated utilities sector”.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at

www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

  For further information:

  Contact:

  Algonquin Power & Utilities Corp.

  Kelly Castledine, (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 08:30e 07-DEC-10